VIA EDGAR	200 Crescent Court, Suite 300 Dallas, Texas 75201 +1 214 746 7700 tel +1 214 746 7777 fax

October 11, 2016	James R. Griffin +1 214 746 7779 James.Griffin@weil.com

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Natural Resources

100 F Street, N.E.

Washington, DC 20549-3628

Attn: H. Roger Schwall, Assistant Director, Office of Natural Resources

Re:	Gores Holdings, Inc.
Revised Preliminary Proxy Statement on Schedule 14A
Filed September 26, 2016
File No. 001-37540

Dear Mr. Schwall:

This letter is sent on behalf of Gores Holdings, Inc. (the “Company”) in response to the comments of the Staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) communicated in its letter dated October 6, 2016 (the “Comment Letter”) regarding the above-referenced filing.

Please note that the Company today filed with the Commission Amendment No. 3 to the Preliminary Proxy Statement on Schedule 14A (“Amendment No. 3”) reflecting, among other things, the revisions set forth below.

For ease of reference, the headings and numbers of the Company’s responses set forth below correspond to the headings and numbers in the Comment Letter, and we have set forth below, in bold, the text of the Staff’s comment prior to each of the Company’s responses in the same order as presented in the Comment Letter.

Mr. H. Roger Schwall October 11, 2016 Page 2

Unaudited Pro Forma Condensed Combined Financial Information (No Redemption Scenario), page 94

Note 1 – Description of the Business Combination – Basis of Presentation, page 102

1.

Comment: We note your disclosures that redemptions of up to approximately 10 million shares of Class A Stock will result in the Company being considered the accounting acquirer and that you have listed various factors in support of your accounting assessments under each scenario on pages 102 and 119, although without mention of factors that are not in support of these assessments or the weight given to such factors. Please expand your disclosure to clarify the extent to which the 10 million shares redemption threshold is correlated with voting control of the combined entity; and how the other factors listed as support for the opposing scenario were considered, where the relative voting rights become less of a determinative criterion. Please specifically disclose how the composition of the governing body and senior management of the combined entity were considered in identifying the Company as the acquirer. You may refer to FASB ASC 805-10-55-12 if you require further clarification or guidance.

Please make corresponding revisions to the disclosures on page 119.

Response: The Staff’s comment is noted. To clarify the 10 million share redemption threshold, the Company has added the following disclosure to pages 95 and 113 of Amendment No. 3:

“The threshold of approximately 10 million redeemed shares of Class A Stock is the level of ownership above which the Selling Equityholders would retain at least 50% of the equity and voting rights after the Business Combination.”

Additionally, the following disclosures were added to the pages referenced below to disclose the consideration of other factors in determining the accounting acquirer and the weight given to such factors.

Page 102 of Amendment No. 3:

“Consideration was given to the large noncontrolling ownership positions of the Selling Equityholders after the Business Combination, as well as the fact that the composition of senior management after the Business Combination will largely remain unchanged. Further, the planned initial composition of the Board was considered. The planned initial composition of the Board includes Mr. Metropoulos, as well as Mr. Andrew Jhawar, a representative of Apollo. However, five other directors will be on the Board, including Mr. Mark Stone, a representative of the Company, as well as four independent directors. The large noncontrolling ownership positions of the Selling Equityholders, and composition of senior management and the Board were given less weight than the other factors described above. The most significant determinative factor considered was the voting rights of the Selling Equityholders being below 50%.”

Mr. H. Roger Schwall October 11, 2016 Page 3

Page 120 of Amendment No. 3:

“Consideration was given to the large noncontrolling ownership position of the Sponsor after the Business Combination. Further, the planned initial composition of the Board was considered. The planned initial composition of the Board includes Mr. Mark Stone, a representative of the Company. However, six other directors will be on the Board, including Mr. Metropoulos and Mr. Andrew Jhawar, a representative of Apollo, as well as four independent directors. However, the large noncontrolling ownership position and composition of the Board were given less weight than the other factors described above. The most significant determinative factor considered was the voting rights of the Selling Equityholders being above 50%.”

Note 4 – Pro Forma Adjustments, page 104

Adjustments to Unaudited Pro Forma Condensed Combined Statements of Operations, page 108

2.

Comment: We have read your response to prior comment 6 and note that details of the prior disclosure have been inadvertently removed. We believe that further revisions will be necessary to clarify the composition of Class B units to be issued. Given the terms of the agreement, it appears you would need to separately present as “Conversion of C units held by Selling Equityholders into B units” the number of units that will result from the conversion of outstanding Class C units. We understand the 2,496,000 Class B units to be issued to Mr. Metropoulos is not based on currently outstanding shares and therefore this should be presented on a separate line item in the tabulation on page 111 in arriving at the 32,408,742 unit figure.

Please also restore the prior version of this disclosure, having the partial rollover of Hostess CDM Co-Invest’s equity shown in the composition of the 24,466,313 unit amount, and incorporating the revisions above, so the total number of units to be issued are more easily reconciled to the 46,602,500 shares to be issued in completing the Business Combination, as disclosed in Note 1 on page 101.

Please make corresponding revisions to the disclosures on page 124.

Response: The Staff’s comment is noted. The following tables have been updated on the pages referenced below to reflect the Staff’s comment.

Mr. H. Roger Schwall October 11, 2016 Page 4

Page 112 of Amendment No. 3:

“

	Class A Units	Class B Units	Class C Units
Pre-Business Combination	100,000	—	100,000
Conversion of Class C Units held by Selling Equityholders into Class B Units		29,912,742	(100,000)
Class B Units issued for the Executive Chairman Employment Agreement		2,496,000
Conversion of Class A Units held by Selling Equityholders and Class A Units issued to the Company	97,527,264

Post-Business Combination	97,627,264	32,408,742	—

Less: Partial rollover of Hostess CDM Co-Invest’s equity		(5,446,429)
Less: Class B Units issued for Executive Chairman Employment Agreement		(2,496,000)

Class B Units issued to Selling Equityholders in consideration for the Business Combination and partial rollover of Hostess CDM Co-Invest’s equity		24,466,313		”

Page 127 of Amendment No. 3:

“

	Class A Units	Class B Units	Class C Units
Pre-Business Combination	100,000	—	100,000
Conversion of Class C Units held by Selling Equityholders into Class B Units		36,475,242	(100,000)
Class B Units issued for the Executive Chairman Employment Agreement		2,496,000
Conversion of Class A Units held by Selling Equityholders and Class A Units issued to the Company	90,964,764

Post-Business Combination	91,064,764	38,971,242	—

Less: Partial rollover of Hostess CDM Co-Invest’s equity		(5,446,429)
Less: Class B Units issued for Executive Chairman Employment Agreement		(2,496,000)

Class B Units issued to Selling Equityholders in consideration for the Business Combination and partial roll-over of Hostess CDM Co-Invest’s equity		31,028,813		”

Mr. H. Roger Schwall October 11, 2016 Page 5

Unaudited Pro Forma Condensed Combined Financial Information (Maximum Redemption Scenario), page 112

Note 3 – Pro Forma Adjustments, page 120

Adjustments to Unaudited Pro Forma Condensed Combined Statements of Operations, page 125

3.

Comment: We have read your response to prior comment 8 and noted the participation percentages were derived from Schedule 1 of the Tax Receivable Agreement (Annex G or Exhibit H of the Master Transaction Agreement). Please further clarify in your pro forma adjustment the cross reference of such percentages. Alternatively, please state such participation percentages in the Master Transaction Agreement.

Response: The Staff’s comment is noted. The pro rata percentages on page 127 of Amendment No. 3 are now cross referenced to Schedule 1 of the Tax Receivable Agreement.

Proposal No. 1 – Approval of the Business Combination

The Master Transaction Agreement

General Description of the Master Transaction Agreement, page 139

4.

Comment: We note your response to prior comment 10 and your revisions in this section regarding the units and cash CDM Hostess will receive in connection with the cancellation of the class C units of Hostess Management, pursuant to the contribution agreement. On page 8 of your proxy statement under the Frequently Used Terms heading, you indicate that CDM Hostess is “controlled” by Mr. Metropolous, but the extent of the current relationship of any of its other members to the registrant is unclear. As such, please revise to describe the ongoing role(s), if any, of the CDM Hostess members other than Mr. Metropolous. Please also include related party disclosure under Item 5 of Schedule 14A and Item 404(a) of Regulation S-K, if applicable.

Response: The Staff’s comment is noted. In response to the Staff’s comment, the Company has revised the disclosure on pages 3, 8, 9, 17, 32, 40, 41, 76, 180 and 343 of Amendment No. 3 to clarify that (i) CDM Hostess and Hostess CDM Co-Invest are each controlled by Mr. Metropoulos and owned by certain trusts for the benefit of Mr. Metropoulos and other members of the Metropoulos family and associates of Mr. Metropoulos and (ii) Mr. Metropoulos has beneficial ownership of the shares held by CDM Hostess and Hostess CDM Co-Invest. Mr. Metropoulos has advised the Company that (i) Mr. Metropoulos is the sole managing member of each of CDM Hostess and Hostess CDM Co-Invest, with sole power to direct the voting and disposition of shares held thereby, (ii) such trusts are for the benefit of Mr. Metropoulos, certain members of his immediate and extended family and/or personal friends of Mr. Metropoulos, (iii) none of the beneficiaries of such trusts other than Mr. Metropoulos has any relationship with the Company or Hostess other than such beneficiaries’ pecuniary interest in the shares indirectly owned by such trusts and (iv) none of such beneficiaries other than Mr. Metropoulos will have an ongoing role with the Company or Hostess after the completion of the transactions contemplated by the Master Transaction Agreement other than such pecuniary interest.

Mr. H. Roger Schwall October 11, 2016 Page 6

Tax Receivable Agreement, page 152

5.

Comment: We note that you have revised your filing to include a range of the estimated total TRA liability assuming the early termination provisions contained within the TRA were triggered. We further note that you have included the material terms of the agreement as well as the assumptions utilized in your calculation of the range of estimated TRA liability. Please provide similar disclosures in the following:

i)

The respective pro forma adjustment (j) of combined balance sheet under the No Redemption Scenario and pro forma adjustment (e) of combined balance sheet under the Maximum Redemption Scenario to comply with Rule 11-02(b)(8) of Regulation S-X;

ii)	Notes to financial statements to comply with FASB ASC 850-10-10 and 10-50; and

iii)	Liquidity and Capital Resources to comply with Item 303(a)(1) of Regulation S-K.

Please provide comparable disclosures updated as necessary to reflect any change in the estimated total TRA liability under the early termination provisions in your subsequent periodic filings.

Response: The Staff’s comment is noted. In response to the Staff’s comment 5(i), the following disclosures have been added to pages 108, 123 and 124 of Amendment No. 3:

“To the extent that Company stockholders elect to redeem their shares of Class A Stock, there will be less cash available in the Business Combination. This will result in less cash available to purchase units from Selling Equityholders, which will also result in a lower increase in the tax basis of the Hostess entities and a lower expected amount of future payments under the Tax Receivable Agreement. For each $4 million increase in redemptions, the Tax Receivable Agreement liability will decrease by approximately $1.5 million.

Future payments made under the Tax Receivable Agreement will constitute related party transactions that will be disclosed in the Company’s future financial statements.

The Tax Receivable Agreement provides that (i) in the event that the Company materially breaches the Tax Receivable Agreement, (ii) if, at any time, the Company elects an early termination of the Tax Receivable Agreement, or (iii) upon certain mergers, asset sales, other forms of business combinations or other changes of control, the Company’s obligations under the Tax Receivable Agreement (with respect to all units of Hostess Holdings, whether or not any units of Hostess Holdings have been exchanged or acquired before or after such transaction) would accelerate and become payable in a lump sum amount. The lump sum amount would be equal to the present value of the anticipated future tax benefits calculated based on certain assumptions, including that the Company would have sufficient taxable income to fully utilize the deductions arising from the tax deductions, tax basis and other tax attributes subject to the Tax Receivable Agreement.

As a result of the foregoing, (i) the Company could be required to make payments under the Tax Receivable Agreement that are greater than or less than the specified percentage of the actual tax savings the Company realizes in respect of the tax attributes subject to the agreements and (ii) the Company may be required to make an immediate lump sum payment equal to the present value of the anticipated future tax savings, which payment may be made years in advance of the actual realization of such future benefits, if any of such benefits are ever realized. If the Company were to elect to terminate the Tax Receivable Agreement immediately after this Business Combination, based on an assumed price of $10.00 per share (less estimated transactions costs) of the Company’s Class A Stock and assuming a discount rate equal to 2.5% (LIBOR +1%), the Company estimates that it would be required to pay between $300 million and $325 million to satisfy its total Tax Receivable Agreement liability (this estimated range of Tax Receivable Agreement liability includes amounts payable as a result of the current sale of units of Hostess Holdings by the Selling Equityholders in the Business Combination).”

Mr. H. Roger Schwall October 11, 2016 Page 7

In response to the Staff’s comment 5(ii), the Company has included disclosures in the pro forma financial statements related to the potential Tax Receivable Agreement liability triggered as a result of an early termination event. The disclosures have been added to pro forma adjustment (j) of the combined balance sheet under the “No Redemption” Scenario on page 108 of Amendment No. 3 and pro forma adjustment (e) of the combined balance sheet under the “Maximum Redemption” Scenario on pages 123 and 124 of Amendment No. 3. Such language will be updated and disclosed similarly in future notes to the Company’s financial statements.

In response to the Staff’s comment 5(iii), the following disclosures have been added to pages 260 and 261 of Amendment No. 3:

“The Tax Receivable Agreement provides that (i) in the event that the Company materially breaches the Tax Receivable Agreement, (ii) if, at any time, the Company elects an early termination of the Tax Receivable Agreement, or (iii) upon certain mergers, asset sales, other forms of business combinations or other changes of control, the Company’s obligations under the Tax Receivable Agreement (with respect to all units of Hostess Holdings, whether or not any units of Hostess Holdings have been exchanged or acquired before or after such transaction) would accelerate and become payable in a lump sum amount. The lump sum amount would be equal to the present value of the anticipated future tax benefits calculated based on certain assumptions, including that the Company would have sufficient taxable income to fully utilize the deductions arising from the tax deductions, tax basis and other tax attributes subject to the Tax Receivable Agreement.

As a result of the foregoing, (i) the Company could be required to make payments under the Tax Receivable Agreement that are greater than or less than the specified percentage of the actual tax savings the Company realizes in respect of the tax attributes subject to the agreements and (ii) the Company may be required to make an immediate lump sum payment equal to the present value of the anticipated future tax savings, which payment may be made years in advance of the actual realization of such future benefits, if any of such benefits are ever realized. If the Company were to elect to terminate the Tax Receivable Agreement immediately after this Business Combination, based on an assumed price of $10.00 per share (less estimated transactions costs) of the Company’s Class A Stock and assuming a discount rate equal to 2.5% (LIBOR +1%), the Company estimates that it would be required to pay between $300 million and $325 million to satisfy its total Tax Receivable Agreement liability (this estimated range of Tax Receivable Agreement liability includes amounts payable as a result of the current sale of units of Hostess Holdings by the Selling Equityholders in the Business Combination).”

Mr. H. Roger Schwall October 11, 2016 Page 8

Opinion of the Company’s Financial Advisor, page 163

6.

Comment: Reference to the Moelis presentation materials dated July 4, 2016, suggests that Gores Holdings management provided the advisor with projected revenues which Moelis used as part of its presentation. We note that you summarize projected EBITDA at page 175, but we find no parallel disclosure regarding the revenue projections. Please provide corresponding disclosure (which should also clearly identify the source of the projections) or explain why you have omitted this information from the proxy statement in these circumstances. See Item 10(b)(2) of Regulation S-K. See also your response to comment 36 from our letter to you dated August 24, 2016.

Response: The Staff’s comment is noted.    To address the Staff’s comment, the projected net revenue and gross profit for 2018, 2019, 2020 and Terminal Value have been added to pages 177 and 178 of Amendment No. 3 in the section titled “Additional Company-Prepared Financial Information”.

7.

Comment: We note that additional detail and tabular information appears in the board books you provided in response to prior comment 12. Please expand the summary of the analyses to provide pertinent data or details where appropriate, such as the enterprise values of the “selected companies” which you omit from the tabular disclosure in the Selected Publicly Traded Companies Analysis at page 165.

Response: The Staff’s comment is noted. Moelis has informed the Company that it believes Amendment No. 2 to the Proxy Statement contained a complete summary of Moelis’ opinion, including the analyses performed by Moelis in connection with its opinion, the procedures followed, its findings, and the bases for and methods of arriving at such findings.

However, in response to the Staff’s comment, the disclosure on pages 168, 169 and 170 of Amendment No. 3 has been revised to add (i) enterprise values of the selected companies referenced in the “Selected Publicly Traded Companies Analysis,” (ii) transaction values of the selected transactions referenced in the “Selected Precedent Transactions Analysis” and (iii) terminal multiple ranges implied by the “Discounted Cash Flow Analysis.”

Moelis has informed the Company that it believes that the summary provided under “Opinion of the Company’s Financial Advisor” is complete, and that additional information would not be material to stockholders in connection with their decision and would not otherwise improve the quality of the disclosure in the Proxy Statement.

8.

Comment: At page 168, you indicate that Moelis received fees in the prior two years that “in the aggregate were significantly greater than the amount of” the fee it will be paid in connection with the Business Combination. Please revise to quantify these other fees pursuant to Item 1015(b)(4) of Regulation S-K.

Response: The Staff’s comment is noted. Moelis and the Company respectfully advise the Staff that they do not believe that disclosure of the fees received by Moelis from affiliates of the Selling Equityholders (i.e., equityholders of Hostess) is required under Item 1015(b)(4) of Regulation M-A, in that Moelis delivered its opinion to the Board of the Company, which is the “subject company” for purposes of Rule 1015(b)(4) of Regulation M-A. Moelis and the Company further note that the amount of fees anticipated to be received by Moelis from the Company have been disclosed as required by Rule 1015(b)(4) of Regulation M-A. The Company has been advised by Hostess that Hostess did not receive an opinion from an outside party.

Nonetheless, in response to the Staff’s comment, the disclosure on page 171 of Amendment No. 3 has been revised to disclose the aggregate amount of fees received by Moelis from affiliates of the Selling Equityholders during the two years prior to the date of the opinion.

Information About Hostess, page 260

Selected Consolidated Historical Financial and Other Data of Hostess Holdings, page 271

9.

Comment: We have read your response to prior comment 2 and noted the revisions are consistent with the guidance set forth in Question 100.01 of the updated Compliance and Disclosure Interpretations issued on May 17, 2016. However, please correct your footnote references on page 274 regarding the reconciliation of Adjusted EBITDA tabular disclosures.

Response: The Staff’s comment is noted. In response to the Staff’s comment, the Company has revised the footnote references noted in the reconciliation of Adjusted EBITDA table on page 278 of Amendment No. 3.

Mr. H. Roger Schwall October 11, 2016 Page 9

Certain Anti-Takeover Provisions of Delaware Law, the Company’s Certificate of Incorporation and Bylaws, page 333

10.

Comment: We note the revised disclosure you provided in response to prior comment 15, and we reissue the comment in part. Section 203(b)(3) of the DGCL also indicates that any such amendment “shall not apply to any business combination between such corporation and any person who became an interested stockholder of such corporation on or prior to such adoption.” Please revise or advise.

Response: The Staff’s comment is noted. In response to the Staff’s comment, (i) the disclosure has been revised throughout the proxy statement to correctly reference The Gores Group LLC as excluded from the definition of “interested stockholder” and (ii) additional disclosure has been added on page 337 of Amendment No. 3 to reflect that the new charter provisions shall not apply to any business combination between the Company and any person who became an interested stockholder of the Company on or prior to such adoption, as set forth in Section 203(b)(3) of the DGCL.

Please do not hesitate to contact us should you have any further questions.

Sincerely,

/s/ James R. Griffin

James R. Griffin, Esq.

cc:	Via E-mail

Kyle C. Krpata, Esq.

Jeannette Wong, Staff Accountant

John Cannarella, Staff Accountant

Jerard Gibson, Esq., Staff Attorney

Timothy S. Levenberg, Esq., Special Counsel

Mark R. Stone., Chief Executive Officer, Gores Holdings, Inc.

Howard A. Kenny, Esq.